

02030605

NO ACT
P.E 3-15-2002
1-13380



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2002

Ross H. Pollock
Executive Vice President, General Counsel
and Secretary
OfficeMax, Inc.
P.O. Box 228070
Cleveland, OH 44122-8070

Act 1934
Section 14A-8
Rule
Public Availability 3/19/2002

PROCESSED
APR 22 2002
THOMSON
FINANCIAL

Re: OfficeMax, Inc.

Dear Mr. Pollock:

This is in regard to your letter dated March 15, 2002 concerning the shareholder proposal submitted by Javier P. Epstein for inclusion in OfficeMax's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that OfficeMax therefore withdraws its January 22, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jonathan Ingram
Special Counsel

cc: Javier P. Epstein
2287 Johnson Avenue
Riverdale, New York 10463

JONES, DAY, REAVIS & POGUE

ATLANTA BRUSSELS CHICAGO COLUMBUS DALLAS FRANKFURT GENEVA HONG KONG IRVINE LONDON LOS ANGELES NEW DELHI NEW YORK PARIS PITTSBURGH RIYADH TAIPEI TOKYO WASHINGTON

NORTH POINT
901 LAKESIDE AVENUE
CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939
FACSIMILE: 216-579-0212
WRITER'S DIRECT NUMBER: 216-586-7290
pjleddy@jonesday.com

277268:man
980107-600007

January 22, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: OfficeMax, Inc. Omission of
Shareholder Proposal Submitted by Javier Epstein

Ladies and Gentlemen:

We are writing on behalf of our client, OfficeMax, Inc. ("***OfficeMax***"), with regard to a shareholder proposal (the "***Proposal***"), and related supporting statement (the "***Supporting Statement***") submitted by Javier Epstein (the "***Proponent***") in connection with the 2002 annual meeting of OfficeMax's shareholders. On behalf of OfficeMax, we hereby notify the Securities and Exchange Commission (the "***Commission***") that OfficeMax intends to omit the Proposal and the Supporting Statement from its proxy statement and proxy for its 2002 annual meeting (the "***2002 Proxy Materials***") because the Proposal deals with matters relating to the conduct of the ordinary business operations of OfficeMax and therefore is excludable under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 (the "***Exchange Act***").

In addition, in the event the staff of the Division of Corporate Finance of the Commission (the "***Staff***") does not agree that the Proposal can be excluded from the 2002 Proxy Materials under Rule 14a-8(i)(7), OfficeMax believes that portions of the Supporting Statement can be omitted under Rule 14a-8(i)(3) under the Exchange Act on the grounds that such portions are contrary to Rule 14a-9 because they are false and misleading.

In view of the foregoing and for the reasons set forth below, we request, on behalf of OfficeMax, that the Staff confirm that (i) it will not recommend enforcement action if the Proposal is omitted from the 2002 Proxy Materials or, (ii) if the Staff is unable to confirm the matters requested in clause (i), it will not recommend enforcement action if the portions of the Supporting Statement identified herein are omitted from the 2002 Proxy Materials, if those portions are not revised by the Proponent as requested herein.

On behalf of OfficeMax, we hereby file, pursuant to Rule 14a-8(j) of the Exchange Act, six copies of this letter and the Proposal, including its Supporting Statement. We are forwarding a copy of this letter simultaneously to the Proponent as notice of OfficeMax's intention to omit the Proposal from the 2002 Proxy Materials.

Although OfficeMax has not yet finalized its schedule for the mailing of definitive proxy statements and other materials to its shareholders and the filing of such materials with the Commission, OfficeMax will not mail and file such definitive materials before April 12, 2002.

The Proposal

The Proposal that the Proponent has requested be included in the 2002 Proxy Materials is as follows:

> Resolved, that the stockholders of OfficeMax Inc., hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including but not limited to a merger or outright sale of OfficeMax Inc.

Rule 14a-8(i)(7): The Proposal Deals With Matters Relating to the Conduct of the Ordinary Business Operations of OfficeMax.

Rule 14a-8(i)(7) allows a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The SEC has stated that its general underlying policy behind allowing companies to exclude these proposals is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal, if adopted, would require OfficeMax's board of directors to engage an investment banking firm to evaluate alternatives that could enhance shareholder value of OfficeMax including but not limited to a merger or outright sale of OfficeMax. OfficeMax is an Ohio corporation and Ohio law gives OfficeMax's board of directors broad authority to oversee the ordinary business operations of OfficeMax. Section 1701.59 of the Ohio General Corporation Law ("***OGCL***") provides that, "[e]xcept where the law, the articles or the regulations [of a corporation] require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." OfficeMax's articles of incorporation and regulations do not contain any limitation on the board's authority to manage OfficeMax. Moreover, pursuant to Sections 1701.76 and 1701.78 of the OGCL, shareholder approval is required only with respect to extraordinary transactions such as (1) a merger or consolidation involving a corporation or (2) the sale or other disposition of "all, or substantially all," of the assets of a corporation. Therefore, under the OGCL and OfficeMax's articles and regulations, OfficeMax's board of directors has exclusive authority to manage the business and affairs of OfficeMax other than with respect to extraordinary transactions requiring shareholder approval.

When the Proposal and the Supporting Statement are read together, it is apparent that the scope of the corporate transactions that the Proposal is addressing are not solely extraordinary corporate transactions, and therefore, the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials under Rule 14a-8(i)(7). First, choosing to retain an investment banking firm to assist in matters of general business strategy (i.e., enhancing shareholder value) is a non-extraordinary transaction incident to the managerial powers of the board of directors of OfficeMax. On a day-to-day basis, the board of OfficeMax decides upon, implements and monitors the progress of business strategies aimed at enhancing and maximizing OfficeMax's financial performance. Because the responsibility of making such decisions is so fundamental to the role of the board and is carried out on an ongoing basis, it must be considered, consistent with Ohio law, part of OfficeMax's ordinary business operations. We recognize that shareholder proposals relating to extraordinary events generally may not be excluded from a registrant's proxy materials pursuant to Rule 14a-8(i)(7). However, the Staff has consistently concluded that the hiring of a third party advisor to explore "strategic alternatives," even where some of the proposed strategic alternatives are of an extraordinary nature, is not an extraordinary matter in and of itself, but rather is a routine matter of business strategy. As a result, the Staff has repeatedly permitted registrants to exclude shareholder proposals that call for a company's board of directors to retain the services of a third party advisor for the purpose of enhancing shareholder value. See, e.g., Marsh Supermarkets, Inc. (May 8, 2000) (hiring investment banker to explore alternatives to enhance the value of Marsh); The Reader's Digest Association, Inc. (August 18, 1998) (hiring investment banker to evaluate options for reorganization or divestment of assets); Bel Fuse Incorporated (April 24, 1991) (hiring investment banker to explore alternatives for maximizing shareholder value); and Integrated Circuits Incorporated (December 27, 1988) (hiring investment banker to evaluate the company and make recommendations to maximize shareholder value).

Second, the Proposal expressly states that the investment banking firm engaged by OfficeMax is to evaluate alternatives that could enhance shareholder value <u>including but not limited</u> to a merger or outright sale of OfficeMax. Therefore, if the Proposal was adopted by shareholders, the investment banking firm hired by OfficeMax would be required by the plain language of the Proposal to consider and evaluate all alternatives that could enhance shareholder value, not just a merger or outright sale of OfficeMax. Thus, in order to satisfy the mandate of the Proposal, the investment banking firm, and ultimately the board of directors of OfficeMax, would be required to evaluate the whole spectrum of business strategies and actions that could enhance shareholder value, including, for example, non-extraordinary transactions such as: acquiring new product lines; entering into partnering arrangements with vendors; entering into foreign markets; shutting down unprofitable stores; changing the focus of its advertising; and enhancing distribution and purchasing capabilities. These types of actions clearly relate to the conduct of the ordinary business operations of OfficeMax, which, under Ohio law, is the sole province of the board of directors of OfficeMax. In addition, it is very possible that the board of directors of OfficeMax could decide, after evaluating all of the alternatives available to OfficeMax to enhance shareholder value, that one or more of these non-extraordinary actions would enhance shareholder value more than a sale of the company. The Proponent seems to recognize this possibility in the Supporting Statement when he indicates that he wants to make "sure that the board of directors makes a thorough investigation of all opportunities" but that "[t]his proposal does not require [the OfficeMax board] to sell the company." Because the Proposal and the Supporting Statement relate to the ordinary business operations of OfficeMax, including at least in part to non-extraordinary transactions, the Proposal and the Supporting Statement are excludable under Rule 14a-8(i)(7).

The Staff has consistently allowed registrants to exclude shareholder proposals that request that a company's board of directors hire a third party consultant to suggest alternatives for improving the value or performance of a company when the alternatives include the consideration of both extraordinary and non-extraordinary transactions. For example, in Virginia Capital Bancshares, Inc. (January 16, 2001), the Staff concluded that it would not recommend enforcement action if a proposal and supporting statement that are very similar to the Proposal and the Supporting Statement were excluded from the registrant's proxy materials under Rule 14a-8(i)(7) because the "proposal appears to relate in part to non-extraordinary transactions." In Virginia Capital, the proposal requested that the board hire an investment bank to prepare a report that would enumerate and evaluate various means to improve the value of the company's stock and to provide shareholders a reasonable rate of return on their investment, including, without limitation, the potential sale of Virginia Capital. The supporting statement expressed the shareholder's dissatisfaction with management and the low share value of Virginia Capital's stock and the need for an investment banker to identify ways to maximize shareholder value, including non-extraordinary actions, such as new loans, distributions to shareholders and repurchases of shares. In Sears, Roebuck and Co. (February 7, 2000), the proposal requested that Sears "hire an investment banking firm to arrange for the sale of all or parts of the [c]ompany." Sears argued that, even though the proposal addressed an extraordinary transaction, the Staff "should not view the [p]roposal as a 'sale of the [c]ompany' proposal [which the Staff has found is not excludable under Rule 14a-8(i)(7)] but rather as a request that [Sears] hire an outside third party to help develop more effective business strategies." The Staff agreed with Sears and indicated that the proposal may be excluded under Rule 14a-8(i)(7) because, notwithstanding other extraordinary elements, the proposal contained elements of ordinary business operations, and therefore, the proposal "appears to relate in part to non-extraordinary transactions."

In Vista Bancorp, Inc. (January 22, 2001), the Staff allowed the exclusion of a proposal which requested that a financial consulting firm evaluate various strategic alternatives for the future of the company, including the branching and chartering of new affiliated banks, the exploration of acquisition opportunities, a merger of equals, or a sale to, or merger with, a larger company because the proposal "appears to relate in part to non-extraordinary transactions." Similarly, in NACCO Industries, Inc. (March 29, 2000), the Staff allowed the exclusion of a proposal which requested that an investment bank "explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company" because the proposal "appears to relate in part to non-extraordinary transactions." In Bowl America Incorporated (September 19, 2000), the Staff also allowed the exclusion of a proposal which requested that an investment bank review and recommend all ways to enhance shareholder value, including, but not limited to, a review of the board's composition and possible need for independent directors, a sale, merger, liquidation or other reorganization of the company, or the sale or development of properties that were not adequately contributing to cash flow because the proposal "relates in part to corporate actions that are not extraordinary." Because the Proposal and the proposals in Virginia Capital, Sears, Vista Bancorp, NACCO and Bowl America all relate in part to the evaluation of non-extraordinary transactions, the Staff should treat the Proposal like these other proposals and confirm that the Proposal and the Supporting Statement are excludable under Rule 14a-8(i)(7).

We are aware of the Staff's position and related no-action letters where the Staff has not allowed shareholder proposals to be excluded under Rule 14a-8(i)(7) when the object of a proposal relates to a decision concerning extraordinary corporate transactions rather than to matters involving a company's ordinary business operations. However, the Proposal is clearly distinguishable from these other proposals. Unlike the Proposal, the focus of these other proposals was directing the board of directors of the company to undertake specific steps that would lead to an extraordinary transaction. In Quaker Oats Co. (December 28, 1995), the focus of the proposal, when read together with the supporting statement, was the development of a plan to separate the company's food and beverage businesses. In MSB Bancorp, Inc. (February 20, 1996), the focus of the proposal, when read together with the supporting statement, was the evaluation of a plan to sell the company in a tax free exchange of stock to another company.

In addition, these other proposals failed to adequately address relevant no-action precedent and/or the state corporate law issues related to the recommended transactions. For example, in The Student Loan Corporation (March 18, 1999), the proposal requested the board to explore all alternatives to enhance shareholder value including a merger or premium tender offer share repurchase. The registrant requested that the proposal be excluded because when "read together with its supporting statement, the proposal appears to focus on the relationship between the stockholders' equity of the [c]ompany and its total assets;" however, the registrant failed to explain how this request related to a non-extraordinary transaction under the corporate law of the registrant's state of incorporation. In Temple-Inland Inc. (February 24, 1998), the proposal addressed extraordinary and non-extraordinary transactions, but the registrant failed to argue that the proposal, when read together with the supporting statement, clearly contemplated the evaluation of <u>all</u> alternatives to enhance the value of the company, which necessarily would include the evaluation of non-extraordinary transactions. Moreover, the registrant failed to focus on the corporate law of the registrant's state of incorporation regarding ordinary versus extraordinary transactions. Similar to Temple-Inland, in Windmere Corporation (March 11, 1996), the proposal addressed extraordinary and non-extraordinary transactions and the registrant failed to argue that, even though the proposal contemplated extraordinary transactions, the proposal and supporting statement, when read together, clearly requested the consideration of all methods to enhance shareholder value, which necessarily would include the evaluation of non-extraordinary transactions. In addition, the registrant failed to focus on the corporate law of the registrant's state of incorporation regarding extraordinary and non-extraordinary transactions and failed to cite no-action precedent where the Staff has excluded shareholder proposals under Rule 14a-8(i)(7) that "relate in part to non-extraordinary transactions."

The Proposal and the Supporting Statement do not request any specific steps that would lead to an extraordinary transaction. Instead, they focus more broadly on encouraging OfficeMax's board of directors to evaluate all possible alternatives to enhance shareholder value. In addition, we have summarized in this letter Ohio law regarding the board's statutory authority with respect to extraordinary and non-extraordinary transactions and relevant no-action precedent where the Staff has excluded proposals because they "relate in part to non-extraordinary transactions." Accordingly, the Proposal, and our discussion of it, more closely mirror the no-action letters of Virginia Capital, Sears and the other letters cited above in which the Staff allowed the exclusion of proposals under Rule 14a-8(i)(7).

Thus, based on the foregoing, the Proposal and the Supporting Statement infringe upon the board's statutory authority to manage the ordinary business operations of OfficeMax under Ohio law. As a consequence, the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(3): Portions of the Supporting Statement are Contrary to Rule 14a-9 Because They Are False or Misleading.

Rule 14a(8)(i)(3) permits a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation may be made by means of a proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements therein not false or misleading."

Portions of the Supporting Statement are false or misleading in the following respects:

A. Second, third and fourth sentences of the first paragraph of the Supporting Statement.

The Supporting Statement states that, "During the last 5 years OfficeMax reported aggregate revenues of approximately $21 billion and aggregate net losses of $40 million. On the other hand, Office Depot and Staples reported, for the same period, aggregate revenues of approximately $49 and $43 billion respectively and aggregate net income of approximately $1 billion each. The poor operating performance of OfficeMax has been clearly reflected in its stock price."

First, we believe that the statement that OfficeMax has reported aggregate net losses of $40 million during the last five years is false. Instead of aggregate net losses, OfficeMax's 2001 Annual Report disclosed that OfficeMax had aggregate net income during the last five fiscal years of $83.8 million. Accordingly, we request that the Proponent provide factual support in the form of a source and specific citation for his statement that "[d]uring the last five years, OfficeMax reported . . . aggregate net losses of $40 million" or revise the statement to match the aggregate net income reported by OfficeMax in its 2001 Annual Report. See, e.g., Duke Energy Corporation (February 13, 2001) (proponent was required to provide "factual support, in the form of a source and specific citation" for a statement that may have been materially false or misleading). If the Proponent does not provide this factual support or revise this statement to match OfficeMax's 2001 Annual Report, this portion of the second sentence of the first paragraph of the Supporting Statement should be omitted from the 2002 Proxy Materials.

Second, the second, third and fourth sentences of the first paragraph of the Supporting Statement contain statements about OfficeMax's, Office Depot's and Staples' financial performance that are presented as facts, but which are unsubstantiated. Sentences two and three are misleading because they fail to include material facts about the similarities and differences between OfficeMax, Office Depot and Staples. These statements violate Rule 14a-9 because they might lead OfficeMax's shareholders to conclude that OfficeMax is being clearly outperformed by Office Depot and Staples without providing any basis for making this conclusion. The fourth sentence is misleading because, by presenting the statement as a fact, OfficeMax's shareholders might be misled into believing that the statement is true even though the Proponent fails to provide any support for his conclusions. Therefore, we request that the Proponent provide specific factual information which sets forth the assumptions that he made in making the comparisons between OfficeMax, Office Depot and Staples in the second and third sentences and in making the statements about OfficeMax in the fourth sentence. If the Proponent does not provide this factual support, the second, third and fourth sentences of the first paragraph of the Supporting Statement should be omitted from the 2002 Proxy Materials.

B. Fifth, sixth and seventh sentences of the first paragraph of the Supporting Statement.

The Supporting Statement states that, "While the peer's group market value has appreciated approximately 60% in the last 5 years, OfficeMax market value has decreased approximately 75% and now is trading for just one third of its accounting book value. [OfficeMax's] market value is just a fraction of its 'reproduction cost', the cost that a would-be competitor would have to spend to replicate the assets of [OfficeMax]. The reason for this low valuation is very simple; OfficeMax management has consistently been unable to provide a competitive return on [OfficeMax's] assets." Each of these statements constitute valuation estimates in violation of Rule 14a-9 because the Proponent provides no support or basis for the implicit valuations.

The Commission has consistently taken the position that statements of value in shareholder proxy proposals are inappropriate where no basis or support is given for such statement of value. See generally, Securities Exchange Act Release No. 34-16833 (May 23, 1980) (use of valuation estimates is "only appropriate and consonant with Rule 14a-9 . . . when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholder's understanding of the basis for and the limitations on projected realizable values"). Very recently, the Staff has permitted registrants to omit valuation estimates contained in supporting statements unless the proponent disclosed the basis for the valuation, the method (including assumptions) by which the valuation was calculated and any limitations or qualifications on the valuation. See, e.g., Parkvale Financial Corporation (July 30, 1999); Keystone Financial, Inc. (March 15, 1999); TF Financial Corporation (January 28, 1999); and First Bell BanCorp, Inc. (January 28, 1999). It is important to note that the Staff has also permitted omission of valuation estimates lacking factual support even when such estimates were cast as the proponent's opinion or belief because "opinions" are likely to mislead readers who would assume that the proponent had diligently gathered facts to support them. See, e.g., Kiddie Products, Inc. (February 9, 1989) (permitting omission of portions of supporting statement regarding undervalued assets and substantial difference between fair value and market price of registrant's stock because they made "unsubstantiated claims as to the value of the [c]ompany's assets and the market value of the [c]ompany's stock" and noting the Staff's view that "such statements, even if couched as opinions, would be violative of Rule 14a-9 absent factual support"); Penn Virginia Corp. (February 24, 1997); and Rogers Corp. (Dworsky) (January 18, 1991).

The fifth and sixth sentences of the first paragraph of the Supporting Statement contain inferences about the value of OfficeMax that are unsubstantiated and conclusory and likely to mislead OfficeMax's shareholders. Moreover, the fifth sentence of the first paragraph compares the value of OfficeMax to the value of its peer group without clearly specifying the members of this peer group and without providing any factual support for how the market value of this peer group was determined or for how the comparison to OfficeMax's value was determined. The seventh sentence is cast as the Proponent's opinion and contains unsubstantiated claims about the value of OfficeMax's assets and the market value of OfficeMax's stock. Even though this statement is couched as the Proponent's opinion, this statement is likely to mislead OfficeMax's shareholders because they might assume that the Proponent has diligently gathered facts to support his valuation opinions. Therefore, based on the long-standing policy of the Staff requiring disclosure of the method for calculating underlying assumptions and limitations relating to valuation estimates, we believe that the last three sentences of the first paragraph of the Supporting Statement may be omitted from OfficeMax's 2002 Proxy Materials.

Based on the foregoing, because the Supporting Statement contains false and misleading statements, the portions of the Supporting Statement identified above are contrary to Rule 14a-9 and therefore, if not revised by the Proponent as requested herein, may be properly omitted from OfficeMax's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3).

Conclusion

In conclusion, therefore, we believe that the failure to allow OfficeMax to exclude the Proposal would cut against long-standing policy of the Staff concerning ordinary business matters. Accordingly, we request that the Staff not recommend enforcement action if the Proposal is omitted from the 2002 Proxy Materials. In the event the Staff disagrees with OfficeMax's conclusion that it may exclude the Proposal, we also believe that the failure to allow OfficeMax to exclude the portions of the Supporting Statement identified above would cut against long-standing policy of the Staff concerning false and misleading statements. Accordingly, we request that the Staff not recommend enforcement action if the portions of the Supporting Statement identified above are omitted from the 2002 Proxy Materials, if those statements are not revised by the Proponent as requested herein.

Should the Staff disagree with OfficeMax's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information, please call me at (216) 586-7290.

Respectfully submitted,



Patrick J. Leddy

cc: Mr. Javier Epstein
2287 Johnson Avenue
Riverdale, New York 10463

Ross H. Pollock, OfficeMax, Inc.

November 20, 2001

Corporate Secretary
OfficeMax, Inc.
3605 Warrensville Center Road,
Shaker Heights, Ohio 44122

Dear Corporate Secretary:

This letter is to request you to include my shareholder proposal in the next proxy statement for the 2002 Annual Meeting of Shareholders. I am a shareholder of OfficeMax who owns 5,000 shares since September 20, 1999 and I intend to continue to hold these shares through the date of the meeting. I would also appreciate it if you could describe my proposal at the beginning of the proxy statement, under the matters that shareholders will act during the meeting, rather than just mentioning the existence of a shareholder proposal.

Attached you will find my proposal and verification of my ownership. Please, let me know if you need any additional information.

Best Regards,



Javier Epstein
2287 Johnson Avenue
Riverdale, New York 10463
E-mail: jpepstein@att.net

The stockholder's proposal follows:

Resolved, that the stockholders of OfficeMax Inc., hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including but not limited to a merger or outright sale of OfficeMax Inc.

Supporting Statement:

The operating performance of OfficeMax speaks for itself. During the last 5 years OfficeMax reported aggregate revenues of approximately $21 billion and aggregate net losses of $40 million. On the other hand, Office Depot and Staples reported, for the same period, aggregate revenues of approximately $49 and $ 43 billion respectively and aggregate net income of approximately $1 billion each. The poor operating performance of OfficeMax has been clearly reflected in its stock price. While the peer's group market value has appreciated approximately 60% in the last 5 years, OfficeMax market value has decreased approximately 75% and now is trading for just one third of its accounting book value. The Company's market value is just a fraction of its "reproduction cost", the cost that a would-be competitor would have to spend to replicate the assets of the Company. The reason for this low valuation is very simple; OfficeMax management has consistently been unable to provide a competitive return on the Company's assets.

The same management who has brought us here has been for a series of failed initiatives intended to improve the poor operating and financial performance of the Company. While the industry as a whole has struggled in difficult economic conditions, this management has made OfficeMax clearly the weakest player in a matured and saturated industry. They have given us no reason to believe that their most recent plans will be any more productive than what they have shown us so far. Without a disciplined evaluation of all possible alternatives, the Company will become even weaker, its value deteriorating even further. Even if the new initiatives are eventually successful, management has failed to demonstrate to investors that the results would be much better than the value that a potential buyer would pay for the Company today.

I encourage shareholders to take steps to protect your investment by making sure that the board of directors makes a thorough investigation of all opportunities. This proposal does not require them to sell the company. It only encourages them to consider it. The poor track record of this management plus the extremely difficult competitive environment gives us no assurance that they will consider this option without some direction from us. I think that we, shareholders, have been extremely patient with this management who has been promising us results that never materialize. I think that we deserve the chance to explore the possibility of realizing the value of our Company today rather than betting our investment in uncertain initiatives undertaken by the same management that put us here in the first place.

I strongly urge you to vote FOR this resolution.

Fidelity Investments

PO Box 500
Contra Way
Merrimack, NH 03054-9894

October 19, 2001

Javier P. Epstein
2287 Johnson Ave, Apt 16J
Bronx, NY 10463-6413

To Whom It May Concern:

This letter is to verify that Javier P. Epstein owns 5,000 shares of OfficeMax, Inc. since September 20, 1999 in his account at Fidelity Investments.

If you have any questions, please call me at 800-790-0851, extension 17944.

Sincerely,



Christine Pollock
Priority Service Specialist

Our file: W05272-17OCT01

January 24, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: OfficeMax, Inc
<u>Shareholder Proposal Submitted by Javier Epstein</u>

Ladies and Gentlemen:

I am writing you in response of the letter, dated January 22, 2002, sent to you by Patrick J. Leddy in reference to my shareholder proposal submitted to OfficeMax in connection with the 2002 annual meeting of OfficeMax's shareholders. It is my understanding from reading that letter that OfficeMax plans to omit my proposal and supporting statement from its proxy statement because they believe that my proposal deals with matters relating to the conduct of the ordinary business operations of OfficeMax. Moreover, the letter also states that portions of my supporting statement are false and misleading.

After reviewing Mr. Leddy's letter, I revised my proposal and supporting statement to address OfficeMax's concerns. I am clarifying my proposal by focusing the services of the investment-banking firm to the evaluation of strategic alternatives such as a merger or sale of OfficeMax, which I believe are not matters relating to the conduct of ordinary business operations of OfficeMax. This was the purpose of my original proposal sent to OfficeMax on November 20, 2001 and I hope that this revised version will clarify this matter.

Regarding my supporting statement, I included the time frame January 1997 to October 2001 (almost five years), which I used to measure the operating performance of OfficeMax. My sources of financial data are annual and quarterly reports filed by OfficeMax. In my supporting statement I also compared OfficeMax to Office Depot and Staples because OfficeMax mentions these two companies in its annual report under the Competition section as the "...only two direct superstore-type competitors, Staples(TM) and Office Depot(TM), which are similar to the Company in terms of store format, pricing strategy and product selection"; moreover, OfficeMax compares in its 2001 proxy statement the cumulative total return performance of OfficeMax common shares with a peer group of companies consisting <u>only</u> of Office Depot and Staples. My sources of financial data regarding the operating performance of Office Depot and Staples are also the annual and quarterly reports filed by these companies.

Even though, it is just my opinion that the "reproduction cost" of OfficeMax's assets is much higher than the market capitalization of OfficeMax measured it by its stock price, I omitted this sentence to avoid any potential misunderstandings on valuation issues. However, one can conclude from reading OfficeMax's annual reports that the cost of opening an OfficeMax store is approximately $1.25 MM; therefore, opening 950 stores (approximately OfficeMax's store base) may cost more than $1 billion vs. a market capitalization of approximately $350 million as of November 2001.

In summary, I revised my proposal to make it clear that the objective of hiring an investment banking firm will be to explore a sale or merger of OfficeMax, both, I believe, extraordinary corporate events, I included in my supporting statements sources of information (annual and quarterly reports) and the time frame used to measure the financial performance, I pointed out the similarities of OfficeMax, Office Depot and Staples as described by OfficeMax itself in its annual report, and finally omitted any sentences that make reference to valuation issues to avoid any potential misunderstanding.

I hope that these modifications in my proposal will address the concerns of OfficeMax and that there are no reasons now to omit my proposal and/or any portion of my supporting statement. I also hope that the Division of Corporate Finance of the Commission finds my revised proposal and supporting statement satisfactory. I am attaching six copies of this letter and revised version of my proposal to be filed. I am also forwarding simultaneously a copy of this letter and revised version of my proposal to OfficeMax's Corporate Secretary, and Mr. Patrick J. Leddy.

After eight consecutive quarters of significant losses incurred by OfficeMax, including the losses expected in the quarter ending January 31, 2002, I strongly believe that OfficeMax needs to address and evaluate strategic alternatives such a sale or merger to enhance shareholder value and that my proposal deserves to be voted by the shareholders of OfficeMax.

Respectfully submitted,



Javier P. Epstein
OfficeMax Shareholder

cc: Mr. Ross H. Pollock, OfficeMax, Inc.

Mr. Patrick J. Leddy
Jones, Day, Reavis & Pogue
North Point – 901 Lakeside Avenue
Cleveland, Ohio 44114-1190

The stockholder's proposal follows:

Resolved, that the stockholders of OfficeMax Inc., hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate strategic alternatives that could enhance shareholder value such as a merger or outright sale of OfficeMax Inc.

Supporting Statement:

The operating performance of OfficeMax speaks for itself. Since January 1997 to October 2001, OfficeMax reported on its annual and quarterly reports aggregate revenues of approximately $21.5 billion and aggregate net losses of approximately $51 million. On the other hand, Office Depot and Staples (two direct superstore-type competitors which are similar to OfficeMax in terms of store format, pricing strategy and product selection) reported in their annual and quarterly reports, for a similar period, aggregate revenues of approximately $47 and $40 billion respectively and aggregate net income of approximately $900 million each. I believe that the poor operating performance of OfficeMax has been clearly reflected in its stock price which has decreased approximately 75% during this period, trading approximately for just one third of its accounting book value as of November 2001. I believe that the reason for this low stock price is very straightforward; OfficeMax management has consistently been unable to provide a competitive return on the Company's assets.

The same management who has brought us here has been for a series of failed initiatives intended to improve the poor operating and financial performance of the Company. While the industry as a whole has struggled in difficult economic conditions, this management has made OfficeMax clearly the weakest player in a matured and saturated industry. They have given us no reason to believe that their most recent plans will be any more productive than what they have shown us so far. I believe that without a disciplined evaluation of strategic alternatives, the Company will become even weaker, its value deteriorating even further. Even if the new initiatives are eventually successful, management has failed to demonstrate to investors that the results would be much better than the value that a potential buyer would pay for the Company today.

I encourage shareholders to take steps to protect your investment by making sure that the board of directors makes a thorough investigation of all opportunities. This proposal does not require them to sell the company. It only encourages them to consider it. The poor track record of this management plus the extremely difficult competitive environment gives us no assurance that they will consider this option without some direction from us. I think that we, shareholders, have been extremely patient with this management who has been promising us results that never materialize. I think that we deserve the chance to explore the possibility of realizing the value of our Company today rather than betting our investment in uncertain initiatives undertaken by the same management that put us here in the first place.

I strongly urge you to vote FOR this resolution.

JONES, DAY, REAVIS & POGUE

ATLANTA LOS ANGELES
BRUSSELS NEW DELHI
CHICAGO NEW YORK
COLUMBUS PARIS
DALLAS PITTSBURGH
FRANKFURT RIYADH
GENEVA TAIPEI
HONG KONG TOKYO
IRVINE WASHINGTON
LONDON

NORTH POINT
901 LAKESIDE AVENUE
CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939
FACSIMILE: 216-579-0212
WRITER'S DIRECT NUMBER:
216-586-7290
pjleddy@jonesday.com

277268:man
980107-600007

February 14, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: OfficeMax, Inc. Omission of
Shareholder Proposal Submitted by Javier Epstein

Ladies and Gentlemen:

On January 22, 2002, we submitted to the Securities and Exchange Commission (the ***"Commission"***), on behalf of our client OfficeMax, Inc. (***"OfficeMax"***) a letter (the ***"Original Request"***) requesting that the staff of the Division of Corporate Finance of the Commission (the ***"Staff"***) confirm that (i) it will not recommend enforcement action if the shareholder proposal (the ***"Original Proposal"***) and supporting statement (the ***"Original Supporting Statement"***) submitted by Javier Epstein (the ***"Proponent"***) is omitted from OfficeMax's proxy statement and proxy for its 2002 annual meeting (the ***"2002 Proxy Materials"***) pursuant to Rule 14a-8(i)(7) or, (ii) if the Staff is unable to confirm the matters requested in clause (i), it will not recommend enforcement action if the portions of the Original Supporting Statement identified in the Original Request are omitted from the 2002 Proxy Materials, if those portions are not revised by the Proponent as requested in the Original Request. Subsequently, the Proponent submitted a letter, dated January 24, 2002, to the Commission purportedly revising the Original Proposal and the Original Supporting Statement (***"Proponent's Response"***).

On behalf of OfficeMax, we hereby file, pursuant to Rule 14a-8(j) of the Exchange Act, six copies of this letter. We are forwarding a copy of this letter simultaneously to the Proponent.

This letter is intended to notify the Staff and the Proponent that OfficeMax does not accept or address the Proponent's revisions to the Original Proposal (the ***"Revised Proposal"***) or the Proponent's related revisions to the second paragraph of the Original Supporting Statement (the ***"Revised Second Paragraph"***). In its recent Legal Bulletin, the Staff included the following question and response about revisions to shareholder proposals that are submitted after a company has submitted its no-action request:

> "If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?
>
> No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request." *Staff Legal Bulletin No. 14* (July 13, 2001).

In accordance with this Legal Bulletin, we hereby notify the Staff of OfficeMax's intention not to accept or address the Revised Proposal or the Revised Second Paragraph, and we hereby request that the Staff not recommend enforcement action if OfficeMax omits the Original Proposal and the Original Supporting Statement from its 2002 Proxy Materials based on the views set forth in the Original Request. If the Staff disagrees with OfficeMax's nonacceptance of the Revised Proposal and the Revised Second Paragraph and plans to consider the Revised Proposal and the Revised Second Paragraph, we request that the Staff notify us prior to taking any action, so that we can supplement the Original Request and respond to the Revised Proposal and the Revised Second Paragraph.

If you do not agree with our view that the Original Proposal and the Original Supporting Statement are excludable for the reasons set forth in the Original Request, we believe that one of the revisions made by the Proponent to the first paragraph of the Original Supporting Statement (the ***"Revised First Paragraph"***) should be excluded pursuant to Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9 of the proxy rules. We believe that the Staff's long-standing policy has been to permit shareholders to revise or delete false or misleading statements in proposals that would otherwise be excludable under Rule 14a-8(i)(3) for violating Rule 14a-9 of the proxy rules, and consequently, we believe that it is necessary for us to respond to such proposed revision. <u>See</u> *Staff Legal Bulletin No. 14* (July 13, 2001) (stating that "if the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements"). Therefore, if the Original Proposal and the Original Supporting Statement are not excludable, we request that the Staff confirm that it will not recommend enforcement action if OfficeMax excludes the fourth sentence of the Revised First Paragraph from its 2002 Proxy Materials.

The fourth sentence of the Revised First Paragraph states that, "I believe that the poor operating performance of OfficeMax has been clearly reflected in its stock price which has decreased approximately 75% during this period, trading approximately for just one third of its accounting book value as of November 2001."

This statement, even though it is cast as the Proponent's opinion, constitutes a valuation estimate that violates Rule 14a-9 because the Proponent provides no support or basis for the implicit valuation. In the Original Request, we noted that the Staff has permitted omission of valuation estimates lacking factual support even when such estimates were cast as the proponent's opinion or belief because "opinions" are likely to mislead readers who would assume that the proponent had diligently gathered facts to support them. See Original Request, page 8, second paragraph. Based on this prior no-action precedent, the fourth sentence of the Revised First Paragraph should be excluded from the 2002 Proxy Materials because it contains unsubstantiated claims about the value of OfficeMax's stock. Even though these claims are expressed as the Proponent's opinion, this statement is likely to mislead OfficeMax's shareholders because they might assume that the Proponent has diligently gathered facts to support his valuation opinions.

Based on the foregoing and on the Original Request, we request that the Staff not address the Revised Proposal and the Revised Second Paragraph and recommend that it will not pursue enforcement action if OfficeMax excludes the Original Proposal and the Original Supporting Statement from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(7). If the Staff is unable to confirm this request, we request that the Staff not recommend enforcement action if OfficeMax excludes the fourth sentence of the Revised First Paragraph from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(3).

Should the Staff disagree with OfficeMax's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information, please call me at (216) 586-7290.

Respectfully submitted,



Patrick J. Leddy

cc: Mr. Javier Epstein
2287 Johnson Avenue
Riverdale, New York 10463

Ross H. Pollock, OfficeMax, Inc.

CL-653291v5
980107 - 600007

OfficeMax®

Headquarters: 3605 Warrensville Center Rd., Shaker Heights, OH 44122-5203
Mailing Address: P.O. Box 228070, Cleveland, OH 44122-8070
Phone: (216) 471-3420 *Fax:* (216) 471-3407

Ross H. Pollock
Executive Vice President, General Counsel

VIA FEDERAL EXPRESS

March 15, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: OfficeMax, Inc. Omission of Shareholder
Proposal Submitted by Javier Epstein

Ladies and Gentlemen:

This letter will notify you that Javier Epstein has withdrawn the shareholder proposal and supporting statement that he submitted to OfficeMax, Inc. in his letter, dated November 20, 2001, and the revisions that he made to the shareholder proposal and supporting statement in his letter to you, dated January 24, 2002. A copy of Mr. Epstein's signed letter of withdrawal is attached to this letter. In light of the foregoing, I hereby notify you, on behalf of OfficeMax, Inc., that OfficeMax is withdrawing its no-action request and response letter that were submitted by Patrick J. Leddy to you on January 22, 2002 and February 14, 2002, respectively.

If you have any questions regarding this withdrawal, please contact Patrick Leddy at (216) 586-7290 or me at (216) 471-3420.

Respectfully submitted,
OfficeMax, Inc.



Ross H. Pollock
Executive Vice President, General Counsel
and Secretary of OfficeMax, Inc.

cc: Mr. Javier Epstein
2287 Johnson Avenue
Riverdale, New York 10463

Patrick J. Leddy, Esq.

Legal/Data/Proxy/JavierEpsteinProposalv2.doc

March 15, 2002

Ross H. Pollock, Esq.
Senior Vice President, General Counsel
and Secretary
OfficeMax, Inc.
3605 Warrensville Center Road
Shaker Heights, Ohio 44122

Re: Shareholder Proposal

Dear Mr. Pollock:

This letter is to notify OfficeMax, Inc. that I am hereby withdrawing the shareholder proposal and supporting statement that I submitted to OfficeMax in my letter, dated November 20, 2001, including the revisions that I made to the proposal and supporting statement in my letter to the Office of Chief Counsel, Division of Corporation Finance of the Securities and Exchange Commission, dated January 24, 2002. My decision to withdraw the proposal has been based on the latest statements made by OfficeMax management during the conference call held on March 7, 2002 where the senior management of OfficeMax very assertively indicated both to analysts and investors that they will return OfficeMax to profitability in the current fiscal year and beyond after two consecutive years of significant losses, recognizing that they will be held accountable if they fail to do so.

Withdrawing my proposal is my way of giving this management another opportunity to show us, shareholders, that they can deliver on their promises. However, both the management and Board of Directors need to understand that after so many years of disappointments if they fail again to deliver on their promises, the already fragile credibility that this management enjoys with the investment community will completely vanish with terrible consequences for us shareholders. Under such scenario, I strongly believe that the only alternative to restore credibility and protect us, shareholders, would be for the senior management of OfficeMax to finally step down and or sell the company.

I hereby authorize OfficeMax to notify the SEC of my withdrawal.

Very truly yours,



Javier Epstein

cc: Michael Feuer
Chairman & CEO

Members of the BOD, OfficeMax, Inc.